UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On April 14, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 6th meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)

Approval of the Company’s 2021 Annual Report on Form 20-F (including the English 2021 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards); and

(2)	Convention of the 2022 annual shareholders’ meeting (the “2022 AGM”) (additional item).

On matter (2), the Board resolved to add item (i) and (ii) to the matters for discussion at the 2022 AGM. The 2022 AGM will be convened on May 26, 2022 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2022 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2021;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2021; and

(iii)	Report of the status of distributable compensation for employees and directors for the fiscal year 2021.

(2)	Matters for Ratification:

(i)	Adoption of the business report and financial statements for the fiscal year 2021; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2021.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules of Procedure of Shareholders’ Meeting;

(iii)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets; and

(iv)	Release from the prohibition of the Board of Directors from engaging in businesses competing with the Company pursuant to Article 209 of the Company Act.

(4)	Book closure starting date: March 28, 2022.

(5)	Book closure ending date: May 26, 2022.